Exhibit 99.1

Golden Star Receives Mines and Money Outstanding Achievement Award for ESG

TORONTO, Dec. 2, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is delighted to receive the inaugural ESG Award for Producers at the Mines and Money Outstanding Achievement Awards 2021. The judging criteria for the award focused on how well those companies shortlisted have developed and implemented a long term sustainable ESG strategy.

Golden Star's long term strategy is enunciated by our vision 'To be a sustainable, diversified gold mining business, which our stakeholders are proud to be associated with'. As such, ESG is an integral component of the company strategy and a lever for business excellence.

The Company's approach to ESG focuses on risk management and the creation of lasting value for all stakeholders. To promote sustainable alternative livelihoods around the Wassa mine, Golden Star has supported its multi-award-winning Golden Star Oil Palm Plantation (GSOPP) for 15 years. Using a zero-deforestation model, GSOPP develops commercial scale plantations on subsistence farms and former mined lands, to promote agri-business, alleviating poverty and empowering marginalized people. Situated in the west-African oil palm belt (where oil palm is indigenous and endemic), GSOPP has developed over 1,700 hectares of plantation, employing over 700 people directly and benefitting more than 10 host communities and 2,000 people directly.

Philipa Varris, EVP and Head of Sustainability reflected on the award recognition:

"On behalf of Golden Star, I'd like to thank our stakeholders for their support as any award for ESG would not have been possible without them. I would also like to thank the whole team at Golden Star, in Ghana and the United Kingdom, Andrew Wray, our Chief Executive Officer and our Board of Directors for their leadership. This award is a testament to a company wide commitment to sustainability, and we are honored to receive this recognition."

Golden Star Profile

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/golden-star-receives-mines-and-money-outstanding-achievement-award-for-esg-301436617.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/02/c9723.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 17:00e 02-DEC-21